P.E. 2/1/02

As filed with the Securities and Exchange Commission on February 19, 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
For the month of February 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

MODERN TIMES GROUP MTG AB (publ)

Skeppsbron 18, S-103 13, Stockholm, Sweden

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X... Form 40-F......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes...... No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ....N/A..

MTG
MODERN TIMES GROUP

MODERN TIMES GROUP MTG AB

FINANCIAL RESULTS FOR THE PERIOD JANUARY – DECEMBER 2001

Stockholm, 19 February 2001 – Modern Times Group MTG AB ("MTG") (Stockholmsbörsen: MTGA, MTGB; Nasdaq: MTGNY) today announced its financial results for the full year 2001.

- **NET SALES UP 18% TO SEK 6,402 (5,431) MILLION**
- **TOTAL OPERATING INCOME EXCLUDING NON-RECURRING ITEMS UP 106% TO SEK 375 (182) MILLION**
- **PROFIT BEFORE TAX INCREASED TO SEK 250 (-274) MILLION**
- **THE DIGITALISATION CONTRIBUTED TO A 49% REVENUE INCREASE AND SUBSTANTIAL COST SAVINGS IN PAY TV**
- **STRONG OPERATING INCOME GROWTH IN MODERN STUDIOS TO SEK 79 (3) MILLION**

SUMMARY (SEK MILLION)

	Oct-Dec 2001	Oct-Dec 2000	Jan-Dec 2001	Jan-Dec 2000
Established operations				
Net sales	1,830	1,654	6,355	5,428
Earnings before depreciation and amortisation	328	199	748	432
Earnings after depreciation and amortisation	264	145	514	192
New ventures				
Net sales	22	2	47	3
Earnings before depreciation and amortisation	-39	-6	-137	-8
Earnings after depreciation and amortisation	-39	-9	-139	-10
Total				
Net sales	1,852	1,656	6,402	5,431
Earnings before depreciation and amortisation	289	192	611	424
Earnings after depreciation and amortisation	225	136	375	182
Non-recurring items	-15	-507	-15	-409
Income after financial items*	221	-380	317	-271
Fully diluted earnings per share (SEK)	1.70	-4.95	1.82	-4.46

* Excluding financial items relating to subordinated convertible debenture loans

ORGANISATIONAL AND FINANCIAL REPORTING STRUCTURE

The Group has applied the new recommendations of the Swedish Financial Accounting Standards Council since 1 January 2001, amongst which is recommendation RR15 relating to the treatment of intangible assets. As a result, costs arising from new ventures are no longer capitalised or depreciated. Expenses arising from new ventures, such as the TV channels in Hungary and Russia, are therefore charged to the profit and loss account.

Established operations and new ventures have been split out in the table above in order to provide a more accurate description of the operating businesses. Businesses are considered to be new ventures for the first two years after launch. The new ventures are Viasat3 Hungary, Darial TV in Russia and Viasat+ in Norway within the business area Viasat Broadcasting, Everyday.TV and Everymobile within New Media, as well as Modern Sports & Events and Modern Games within Modern Studios.

The Group structure was reorganised at the end of 2000. This involved the formation of the New Media division and the transfer of TV8 from the Viasat Broadcasting division to MTG Publishing. The New Media division includes the Text TV businesses, the WebAd sales company and MTG's interest in Everyday.com, which are established operations that have been transferred from the Viasat Broadcasting and Modern Interactive divisions respectively. The new ventures that are included in the New Media division are Everyday.TV (digital TV platform) and the mobile internet services provided by Everymobile. The New Media division was integrated into Viasat Broadcasting in January 2002.

In October 2001, MTG subscribed to a private placement of new shares in its former operating subsidiary, Metro International S.A. On a fully diluted basis MTG owns 15% of Metro.

The comparative figures in this report have been restated to take into account these organisational changes and the changes in the Swedish accounting rules.

After the close of the fourth quarter, MTG acquired 36.3% of the shares in the privately owned American company, StoryFirst Communications, Inc., which owns the second largest commercial TV network in Russia as well as shares in six Russian radio stations. The transaction is subject to approval by regulatory authorities.

Additional acquisitions were made after the close of the period. MTG acquired the remaining shares in its TV and Radio operations in Estonia, increasing its ownership to 100%. The companies will be consolidated from 1 January 2002. MTG also took over the Swedish radio stations Lugna Favoriter and Wow 105.5, as well as the newspaper Vision. These companies will be consolidated with effect from 1 February 2002.

FINANCIAL SUMMARY

Group results for the period January – December 2001

Total Group net sales increased by 12% to SEK 1,852 (1,656) million during the fourth quarter and by 18% to 6,402 (5,431) million for the full year.

Group operating income before depreciation and amortisation increased by 51% to SEK 289 (192) million during the fourth quarter and by 44% to SEK 611 (424) million for the full year, excluding non-recurring items.

Operating income for established operations increased by 83% to 264 (144) million during the fourth quarter and by 168% to 514 (192) million during the full year, excluding non-recurring items.

Operating income for new ventures amounted to SEK -39 (-9) million during the fourth quarter and to SEK -139 (-10) million for the full year, excluding non-recurring items.

Total operating income increased by 65% to SEK 225 (136) million during the fourth quarter and by 106% to SEK 375 (182) million for the full year, excluding non-recurring items.

The Group's net interest in the earnings of associated companies was SEK 4 (20) million during the fourth quarter and SEK 25 (16) million for the full year.

Non-recurring items totalled SEK -15 (-507) million during the fourth quarter and SEK -15 (-409) million for the full year. The items in the fourth quarters of 2000 and 2001 relate to the cost of the successful digitalisation of Viasat's premium analogue subscriber base.

Net interest and other financial items amounted to SEK 11 (-8) million during the fourth quarter, and SEK -43 (-44) million for the full year, including net exchange rate gains and losses on the translation of financial receivables and liabilities in foreign currencies, but excluding items relating to the convertible debentures.

The net financial result relating to the convertible debenture loans was SEK 18 (0) million during the fourth quarter, and SEK –67 (-3) million for the full year, including net exchange rate gains and losses on the translation of foreign currency liabilities into Swedish Kronor.

Profit before tax, including the costs for the convertible debentures, increased to SEK 239 (-380) million during the fourth quarter and to SEK 250 (-274) million for the full year.

Profit after tax improved to SEK 113 (-328) million during the fourth quarter and to SEK 121 (-297) million for the full year.

Fully diluted earnings per share increased to SEK 1.70 (-4.95) for the fourth quarter and to SEK 1.82 (-4.46) for the full year.

Total assets were SEK 6,941 million at 31 December 2001, compared to SEK 6,040 million at 31 December 2000.

OPERATING REVIEW

Viasat Broadcasting

Net sales: 1,391 (1.127) million for the fourth quarter and SEK 4,550 (3,789) million for the full year.
Operating income: SEK 264 (245) million for the fourth quarter and SEK 550 (500) million for the full year, excluding non-recurring items.
-of which, operating income for established operations was SEK 290 (253) million for the fourth quarter and SEK 659 (510) million for the full year.
-of which, operating income for new ventures was SEK -26 (-8) million for the fourth quarter and SEK -109 (-10) million for the full year.

The Group's share in the earnings of associate companies decreased to SEK 13 (30) million in the fourth quarter and increased to SEK 59 (51) million for the full year, and consisted principally of MTG's share of the operating income of TV4 and the TV3 station in Estonia.

Viasat's Free TV channels - TV3, ZTV, 3+, Viasat+, Viasat3 in Hungary and Darial TV - reported a 2% increase in net sales for the full year to SEK 2,651 (2,594) million. Net sales in the fourth quarter also increased by 2% to SEK 802 (783) million.

Net sales for the Pay TV operations, which include Viasat, TV1000, TV6 and Viasat Sport, increased by 59% to SEK 690 (435) million in the fourth quarter and by 49% to SEK 2,225 (1,496) million for the full year.

	Dec 2001	Dec 2000
Cardholders	1,125,000	1,077,000
- of which, digital subscribers	550,000	382,000
Viasat Gold package subscribers	460,000	321,000
Other premium package subscribers	40,000	39,000
TV1000	530,000	405,000

The TV channels Viasat Explorer and Viasat Sport Denmark were launched after the close of the period. In addition, Viasat+ in Norway was re-launched as ZTV.

New Media

Net sales: SEK 36 (15) million for the fourth quarter and SEK 107 (61) million for the full year.

Operating income: SEK -17 (-19) million for the fourth quarter and SEK -70 (-39) for the full year.

-**of which**, operating income for established operations, including the interest in the earnings of Everyday.com, was SEK -9 (-19) million for the fourth quarter and SEK -46 (-39) for the full year.

-**of which**, operating income for new ventures was SEK -8 (0) million for the fourth quarter and SEK -24 (0) million for the full year.

The division's net sales increased by 76%, or SEK 46 million during, the full year. This was due to strong growth both in the established Text TV business and in the new ventures, Everyday.TV and Everymobile. The new ventures reported quadrupled sales in the fourth quarter when compared with the third quarter of 2001. Included within established operations is a loss of SEK 57 million arising from share of earnings in the 50% owned internet portal Everyday.com. The operation was scaled back over the year.

Radio

Net sales: SEK 30 (36) million for the fourth quarter and SEK 124 (133) million for the full year.

Operating income: SEK -1 (15) million for the fourth quarter and SEK 13 (18) million for the full year.

Net sales for the radio-channels declined as a result of the weak advertising markets. The group also reported SEK 23 (13) million in 2001 operating income from its share in the earnings of associate companies P4 Radio in Norway, Radio Nova in Finland and Star FM in Estonia.

Publishing
Net sales: SEK 54 (78) million for the fourth quarter and SEK 196 (234) million for the full year.
Operating income: SEK -28 (-8) million for the fourth quarter and SEK -82 (-53) for the full year.

Finanstidningen has strengthened its market position during 2001 through continued investment in marketing campaigns, which increased the newspaper's reach and market share but also resulted in an increased loss for the year. Advertising revenues declined due to the weak advertising market. TV8's results improved due to increased subscriber numbers and cost reductions.

Modern Interactive
Net sales: SEK 192 (162) million for the fourth quarter and SEK 755 (581) million for the full year.
Operating income: SEK -3 (-66) million for the fourth quarter and SEK -33 (-127) for the full year.

Net sales for the business area increased by 30% in 2001. TV-Shop's results improved during the fourth quarter as a result of the restructuring, which has been implemented by management.

CDON reported continued strong revenue growth during the fourth quarter, with an increase of 166% for the full year. The company achieved its second consecutive quarterly profit in the fourth quarter.

SDI Media
Net sales: SEK 109 (95) million for the fourth quarter and SEK 397 (330) million for the full year.
Operating income: SEK 15 (8) million for the fourth quarter and SEK 42 (18) for the full year.

SDI Media's net sales increased by 20% in 2001 while operating income was up by 133% to SEK 42 million. The profit margin doubled to 10% for the full year. The division is the global market leader in the field of translating, subtitling and dubbing for TV programming and DVD production.

Modern Studios
Net sales: SEK 161 (211) million for the fourth quarter and SEK 627 (551) million for the full year.
Operating income: SEK 24 (5) million for the fourth quarter and SEK 79 (3) million for the full year.
-of which, operating income for established operations was SEK 29 (5) million for the fourth quarter and SEK 85 (3) million for the full year.
-of which, operating income for new ventures was SEK -5 (0) million for the fourth quarter and SEK -6 (0) million for the full year.

Revenues at Strix increased by 39% during the full year, and the company's operating income more than doubled to SEK 79 (34) million as a result of the successful international sales of its programming formats. Sonet and Modern Entertainment also showed strong revenue and income growth. Net sales for the division decreased year on year during the fourth quarter as a result of the absence of the discontinued Nordic Artist business.

The New Ventures within the division comprise Modern Sports & Events, which produces boxing events, and Modern Games, which develops on-line games.

FINANCIAL REVIEW

Equity/assets ratio

The Group's equity to assets ratio was 44% (30%) as at 31 December 2001. The ratio is defined as the sum of total consolidated equity and minority interests, including the € 120 million subordinated convertible debenture loans, as a percentage of total assets. In accordance with the new accounting principle adopted, previously reported intangible assets of SEK 850 million were charged against free equity, after an adjustment of SEK 238 million relating to the tax effect of this write-off.

The Group also has minority interests in TV4 and Radio P4, as well as shares in, and a convertible loan to, Metro International. These holdings are treated as fixed assets. The aggregate market value of these securities amounted to SEK 1,825 (3,262) million at 31 December 2001. The combined book value of these securities amounts to SEK 576 million. After adjusting for the premium to book value and the deferred tax, the equity to assets ratio at 31 December 2001 was 51% (47%).

Liquid funds

The Group's liquid funds, including available credit facilities, amounted to SEK 828 (514) million at 31 December 2001.

Net debt

The Group's net debt amounted to SEK 889 (520) million at the close of the reporting period. The Group's net debt is defined as interest-bearing liabilities, including the convertible debentures, less interest-bearing assets. Excluding the convertible debenture loan, MTG's net debt amounted to SEK -242 million.

Capital expenditure

The Group's capital expenditure on non-current assets during the full year amounted to SEK 97 (193) million. In addition to this, the Group invested SEK 160 (164) million in shares.

Depreciation

The Group's depreciation amounted to SEK 236 (242) million during the year.

Earnings per share

Fully diluted earnings per share amounted to SEK 1.82 (-4.46) for the full year.

OTHER INFORMATION

Q1 2002 earnings release

MTG's financial results for the first quarter of 2002 will be announced on 24 April 2002.

Annual report

MTG's annual report is expected to be released in April 2002. It will be available at MTG's head office at Skeppsbron 18, Box 2094, 103 13 Stockholm.

Annual General Meeting

The shareholders' annual meeting will be held on Thursday 16 May 2002 at 09.30 am at Gamla Stans Bryggeri, Tullhus 2, Skeppsbrokajen, in Stockholm.

Dividend

The Board of Directors will not be proposing the payment of a dividend to shareholders for 2001 to the AGM.

This annual statement has not been subject to review by the Company's auditors.

Stockholm, 19 February 2002
The Board of Directors of Modern Times Group, MTG AB

For further information, please visit www.mtg.se, email info@mtg.se, or contact:

Hans-Holger Albrecht, President & CEO	tel: +46 (0) 8 5620 0050
Mia Brunell, CFO	tel: +46 (0) 8 562 000 50
Matthew Hooper, Investor & Press Relations	tel: +44 (0) 20 7321 5010

Modern Times Group, MTG AB has six business areas: Viasat Broadcasting (Free-to-air and Pay TV channels in nine countries, and the new media businesses - teletext operations and the Everyday interactive TV, internet and mobile portals), Radio (local and national networks in five countries), Publishing (financial news and information services), Modern Interactive (home shopping, e-commerce and logistics), SDI Media (subtitling and dubbing services), and Modern Studios (content production and rights library).

Modern Times Group MTG AB's class A and B shares are listed on the Stockholmsbörsen O-list (symbols: MTGA and MTGB) and ADRs are listed on the NASDAQ National Market (symbol: MTGNY).

CONSOLIDATED INCOME STATEMENT (MSEK)	2001 Full year	2000 Full year	2001 Q4	2000 Q4
Net sales	6 402	5 431	1 852	1 656
Cost of goods and services	-4 104	-3 508	-1 081	-1 119
Gross income	2 298	1 923	771	537
Selling, administrative, research and development expenses	-1 745	-1 540	-506	-345
Other operating revenues	21	18	8	-12
Other operating expenses	-224	-235	-52	-65
Share in earnings of associate companies	25	16	4	20
Non-recurring items				
Income from corporate development	-	8	-	6
Income from sales of securities	-	106	-	-
Income from Metro Sweden sales company Jan-May 2000	-	32	-	-2
Viasat digital project	-15	-555	-15	-511
Operating income (EBIT)	360	-227	210	-372
Net financial revenue and expense	-43	-44	11	-8
Income after financial revenue and expense excluding interest on convertible debentures	317	-271	221	-380
Unrealised exchange rate gains/losses relating to convertible debentures	-34	-	33	-
Interest on convertible debentures	-33	-3	-15	0
Income before tax	250	-274	239	-380
Taxes	-132	-24	-126	50
Minority interests	3	1	0	2
Net income for the period	121	-297	113	-328
Shares outstanding at quarter-end excl. convertible debentures and options	66,375,156	66,375,156	66,375,156	66.375,156
Shares outstanding at quarter-end incl. convertible debentures and options	66,375,156	66,375,156	66,375,156	66,375,156
Basic average number of shares outstanding	66,375,156	63,944,505	66,375,156	66,375,156
Fully diluted number of shares outstanding	66,375,156	65,952,859	66,375.156	66,375,156
Basic earnings per share	1,82	-4,63	1,70	-4,95
Fully diluted earnings per share	1,82	-4,46	1,70	-4,95

REVIEW BY BUSINESS AREA (MSEK)	2001 Full year	2000 Full year	2001 Q4	2000 Q4
Net sales by business area				
Viasat Broadcasting	4 550	3 789	1 391	1 127
New Media	107	61	36	15
Radio	124	133	30	36
Publishing	196	234	54	78
Modern Interactive	755	581	192	162
SDI Media	397	330	109	95
Modern Studios	627	551	161	211
Parent company and other companies	110	106	31	30
Eliminations	-464	-354	-152	-98
	6 402	5 431	1 852	1 656
Operating income/loss by business area				
Viasat Broadcasting	550	500	264	245
Sale of shares in TV4	-	106	-	-
Viasat digital project	-15	-555	-15	-511
New Media	-70	-39	-17	-19
Radio	13	18	-1	15
Publishing	-82	-53	-28	-8
Modern Interactive	-33	-127	-3	-66
SDI Media	42	18	15	8
Modern Studios	79	3	24	5
Parent company and other companies	-112	-117	-28	-35
Income from Metro Sweden sales company Jan-May 2000	-	32	-	-2
Eliminations	-12	-13	-1	-4
	360	-227	210	-372

CONSOLIDATED BALANCE SHEET (MSEK)	31 Dec 2001	31 Dec 2000
Non-current Assets		
Capitalised development expenses	62	111
Beneficial rights	310	297
Goodwill	1 033	1 046
Machinery and equipment	254	252
Shares and participations	406	303
Long-term receivables	1 045	896
	3 110	2 905
Current assets		
Inventory	1 725	1 201
Current receivables	1 851	1 642
Cash, cash equivalents and short term investments	255	292
	3 831	3 135
Total assets	6 941	6 040
Shareholders' equity		
Restricted equity	1 733	1 724
Non-restricted equity	215	66
	1 948	1 790
Minority equity interests	5	7
Provisions	132	124
Long-term liabilities		
Convertible debenture loan 2001/2006	1 130	-
Other interest-bearing liabilities	361	1 277
Non-interest-bearing liabilities	27	44
	1 518	1 321
Current liabilities		
Other interest-bearing liabilities	350	125
Non-interest-bearing liabilities	2 988	2 673
	3 338	2 798
Total shareholders' equity and liabilities	6 941	6 040

CONSOLIDATED STATEMENT OF CASH FLOWS	**2001 Full year**	**2000 Full year**	**2001 Q4**	**2000 Q4**
Net income for the period	121	-297	113	-328
Adjustments to reconcile net income to net cash provided by operations	201	-3	14	-79
Changes in working capital	-419	194	-13	103
Net cash flow from operations	-97	-106	114	-304
Acquisition of TV1000	-	-900	-	-
Issue of shares to finance TV1000 acquisition	-	900	-	-
Investments in shares in subsidiaries and associates	-76	-129	-	-34
Other investments in shares	-84	-35	-84	-2
Investments in other non-current assets	-97	-193	-21	37
Other cash flow from investing activities	48	163	-	3
Cash flow to investing activities	-209	-194	-105	4
Financing of Metro International SA	-	-	-	174
Cash flow from/to financing activities	269	234	62	234
Net change in cash and cash equivalents for the period	-37	-66	71	108

RECONCILIATION OF SHAREHOLDERS' EQUITY (MSEK)	Share capital	Restricted reserves	Non-restricted reserves	Total
Closing balance at December 31, 2000	332	1 392	730	2 454
Impact of change of accounting principle	-	-	-664	-664
Opening balance at January 1, 2001 with impact of new accounting principle	332	1 392	65	1 789
Net result for January-December 2001	-	-	121	121
Currency translation differences	-	-	38	38
Transfer between restricted and non-restricted reserves	-	8	-8	0
Closing balance at December 31, 2001	332	1 400	216	1 948

OPERATING INCOME, EBIT (MSEK)	2001 Full Year	2000 Full Year	2001 Q4	2000 Q4
Established operations				
Viasat Broadcasting	659	510	290	253
New Media	-45	-39	-9	-19
Radio	13	14	-1	11
Publishing	-82	-53	-28	-8
Modern Interactive	-33	-127	-3	-66
SDI Media	41	18	15	8
Modern Studios	85	3	29	5
Parent company and other companies	-112	-121	-28	-39
Eliminations	-12	-13	-1	-1
	514	192	264	144
New ventures				
Viasat+ Norway	-35	-	-8	-
Viasat3 Hungary	-58	-10	-10	-8
Darial TV	-16	-	-8	-
Everyday.TV, Everymobile	-24	-	-8	-
Modern Sports & Events, Modern Games	-6	-	-5	-
	-139	-10	-39	-8
Non-recurring items				
Income from corporate development	-	8	-	6
Income from sales of securities	-	106	-	-
Income from Metro Sweden sales company Jan-May 2000	-	32	-	-2
Viasat digital project	-15	-555	-15	-511
	-15	-409	-15	-507
Total operating income (EBIT)	360	-227	210	-372

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB

By: [signature]
Name: Hans-Holger Albrecht
Title: CEO and Executive President of Modern Times Group MTG AB

Date: February 19, 2002